EXHIBIT 99.1

PyroGenesis Successfully Ships First Commercial Samples of Additive Manufacturing Plasma-Atomized Titanium Powder

MONTREAL, May 26, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes plasma atomized metal powders, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, is pleased to announce today that, further to its Press Release dated May 12th, 2021, the Company has shipped its first commercial samples of plasma-atomized titanium powder to a client (the “Client”). This Client serves the aerospace industry, and will remain confidential for competitive reasons.

“These are the first samples shipped using PyroGenesis’ cutting-edge Additive Manufacturing (“AM”) NexGen™ powder production line,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “Of note, these powders were not shipped to the tier one global aerospace company referred in our April 20th Press Release, but is in addition to that order which is in process as well.”

“This shipment represents the first of many expected shipments of PyroGenesis’ titanium powder,” added Mr. Massimo Dattilo, Vice President of PyroGenesis Additive. “We are now in a position to fulfill the backlog of demand for our powders and we anticipate that these shipments will lead to further qualification steps and/or commercial orders. While waiting for our cutting-edge NexGen™ powder production line to come on stream, we have developed solid relationships with many major players in the aerospace, biomedical, and automotive sectors. Separately, and as we have mentioned in the past, the NexGen™ powder production process has resonance beyond titanium alloys, and we are eager to begin addressing these markets as well.”

The NexGen™ production line incorporates several revolutionary improvements such as the highest published production rate known to management, lower CAPEX, lower OPEX,while at the same time providing a narrower particle size distribution. PyroGenesis is entering the AM powder market with a production line which management believes is the low-cost producer in its class. As previously disclosed, PyroGenesis is currently filling orders from several major top-tier aerospace companies, and OEMs.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/